Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Filer: Clariant Ltd

Subject Company: Huntsman Corporation

Commission File Number: 001-32427

Voices in the Media: In Favor of the Merger

Following Huntsman’s successful initial public offering of Venator Materials Plc, international media are also reporting on the envisaged merger of Huntsman and Clariant, with Huntsman CEO and key investors speaking for Clariant.

Following half-year results of both companies and Huntsman’s successful initial public offering (IPO) of its titanium dioxide pigments and performance additives business — Venator Materials Plc — the latest media reports have also touched on the planned merger of Huntsman and Clariant, with favorable perceptions. Huntsman CEO and key investors are speaking for Clariant. We look at selected reports and comments.

In an interview with Reuters, a big investor in Clariant and Huntsman backed the companies’ planned merger, saying it would unlock synergies and lift profits more than any alternative from activists seeking to derail the deal. “The best way to create value is by these companies combining, executing an integration plan and then looking actively for opportunities to improve the portfolio,” said Alex Roepers, whose Atlantic Investment Management is the 13th-largest investor in Huntsman and 20th-biggest owner of Clariant.

In an interview with Bloomberg TV, Peter Huntsman, chairman at Venator Materials and CEO of Huntsman Corp., said Huntsman planned to pay down debt with the proceeds from the IPO, calling it an important milestone for the success of the merger as it reduced Huntsman’s debt and strengthened its balance sheet.

On the merger with Clariant, Peter Huntsman commented that one of the activists opposing the merger also opposed the acquisition of the businesses that are now part of Venator from Rockwood Holdings a few years ago by arguing that it would destroy value. “Here we are three years later with an IPO of a USD 3 billion company that’s been created,” he stated. The merger with Clariant would create synergies and higher margins, he said concluding: “This is a win-win.”

When asked by Swiss daily Neue Zürcher Zeitung about opposition to the planned merger by activist shareholders seeking to derail the deal, Peter Huntsman remained convinced that the deal will be successful: “I don’t have a Plan B. What I have is a binding agreement for a merger between two great companies,” he said.

Watch and read more:

Click to watch the Bloomberg TV interview with Peter Huntsman
https://www.bloomberg.com/news/articles/2017-08-03/venator-materials-climbs-in-trading-debut-after-454-million-ipo

Reuters article
https://www.reuters.com/article/us-clariant-huntsman-investor-idUSKBN1AK1WQ

Article in Neue Zürcher Zeitung (in German)
https://www.nzz.ch/wirtschaft/vor-der-huntsman-clariant-fusion-ich-habe-keinen-plan-b-ld.1309345

DISCLAIMER

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain statements that are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended.  Clariant Ltd (“Clariant”) and Huntsman Corporation (“Huntsman”) have identified some of these forward-looking statements with words like “believe,” “may,” “could,” “would,” “might,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “estimate,” “potential,” “outlook” or “continue,” the negative of these words, other terms of similar meaning or the use of future dates. Forward-looking statements in this communication include, without limitation, statements about the anticipated benefits of the contemplated transaction, including future financial and operating results and expected synergies and cost savings related to the contemplated transaction, the plans, objectives, expectations and intentions of Clariant, Huntsman or the combined company, the expected timing of the completion of the contemplated transaction. Such statements are based on the current expectations of the management of Clariant or Huntsman, as applicable, are qualified by the inherent risks and uncertainties surrounding future expectations generally, and actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Neither Clariant nor Huntsman, nor any of their respective directors, executive officers or advisors, provide any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the contemplated transaction; uncertainties as to the approval of Huntsman’s stockholders and Clariant’s shareholders required in connection with the contemplated transaction; the possibility that a competing proposal will be made; the possibility that the closing conditions to the contemplated transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant a necessary regulatory approval; the effects of disruption caused by the announcement of the contemplated transaction making it more difficult to maintain relationships with employees, customers, vendors and other business partners; the risk that stockholder litigation in connection with the contemplated transaction may affect the timing or occurrence of the contemplated transaction or result in significant costs of defense, indemnification and liability; ability to refinance existing indebtedness of Clariant or Huntsman in connection with the contemplated transaction; other business effects, including the effects of industry, economic or political conditions outside of the control of the parties to the contemplated transaction; transaction costs; actual or contingent liabilities; disruptions to the financial or capital markets, including with respect to financing activities related to the contemplated transaction; and other risks and uncertainties discussed in Huntsman’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including the “Risk Factors” sections of Huntsman’s annual report on Form 10-K for the fiscal year ended December 31, 2016 and the quarterly report on Form 10-Q for the six month period ended June 30, 2017. You can obtain copies of Huntsman’s filings with the SEC for free at the SEC’s website (www.sec.gov). Forward-looking statements included herein are made only as of the date hereof and neither Clariant nor Huntsman undertakes any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

Important Additional Information and Where to Find It

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the contemplated transaction, Clariant intends to file a registration statement on Form F-4 with the SEC that will include the Proxy Statement/Prospectus of Huntsman. The Proxy Statement/Prospectus will also be sent or given to Huntsman stockholders and will contain important information about the contemplated transaction. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CLARIANT, HUNTSMAN, THE CONTEMPLATED TRANSACTION AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Clariant and Huntsman through the website maintained by the SEC at www.sec.gov.

PARTICIPANTS IN THE SOLICITATION

Huntsman and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Huntsman investors and shareholders in connection with the contemplated transaction. Information about Huntsman’s directors and executive officers is set forth in its proxy statement for its 2017 Annual Meeting of Stockholders and its annual report on Form 10-K for the fiscal year ended December 31, 2016. These documents may be obtained for free at the SEC’s website at www.sec.gov. Additional information regarding the interests of participants in the solicitation of proxies in connection with the contemplated transactions will be included in the Proxy Statement/ Prospectus that Huntsman intends to file with the SEC.